Filed pursuant to Rule 424(b)(3)
Registration No. 333-188970

PROSPECTUS SUPPLEMENT NO. 5

To Prospectus dated June 13, 2013

16,978,735 Shares of Common Stock

This prospectus supplement no. 5 supplements the prospectus dated June 13, 2013 and prospectus supplements no. 1 dated July 24, 2013, no. 2 dated August 14, 2013, no. 3 dated August 26, 2013 and no. 4 dated August 28, 2013, relating to the offering and resale by the selling stockholders of up to 16,978,735 shares of our common stock, par value $0.001 per share, including 4,478,438 shares of our common stock the selling stockholders may acquire upon exercise of warrants. These shares and warrants were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders. The selling stockholders may sell the shares as set forth in the prospectus under “Plan of Distribution.” For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 74 of the prospectus. We have borne and will continue to bear the costs relating to the registration of these shares.

This prospectus supplement incorporates into our prospectus the information contained in our attached definitive proxy materials for our 2013 annual meeting, which we filed with the Securities and Exchange Commission on August 29, 2013.

We may amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto, carefully before you make your investment decision. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any supplements and amendments thereto.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investment in our common stock involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 30, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☒

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Check the appropriate box:

☐	Preliminary proxy statement

☐	Confidential, For use of the Commission only (as permitted by Rule 14a-6(e)(2))

☒	Definitive proxy statement

☐	Definitive additional materials

☐	Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

Celator Pharmaceuticals, Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:
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☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

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200 PrincetonSouth Corporate Center, Suite 180

Ewing, New Jersey 08628

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD OCTOBER 2, 2013

To the Stockholders of Celator Pharmaceuticals, Inc.:

Notice is hereby given that the annual meeting of stockholders of Celator Pharmaceuticals, Inc. (the “Company”) will be held on October 2, 2013 at the address of the Company’s principal executive offices located at 200 PrincetonSouth Corporate Center, Ewing, New Jersey, 08628, at 9:00 a.m., eastern time. The meeting is called for the following purposes:

1. To elect the six directors named in the Proxy Statement to serve until the next annual election of directors by the Company’s stockholders;

2. To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013; and

3. To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

These matters are more fully described in the proxy statement accompanying this notice of annual meeting of stockholders.

The close of business on August 12, 2013 has been fixed as the record date (the “Record Date”) for the determination of the Company’s stockholders entitled to notice of, and to vote at, the meeting. The Company’s stock transfer books will not be closed. A list of the stockholders entitled to vote at the meeting may be examined at the Company’s offices during the ten-day period preceding the meeting.

All of the Company’s stockholders are cordially invited to attend the meeting. Whether or not you expect to attend, the board of directors respectfully requests that you sign, date, and return the enclosed proxy card promptly in the enclosed postage-paid envelope. Alternatively, you may vote electronically via the Internet by following instructions on the enclosed proxy card. Stockholders who execute proxies retain the right to revoke them at any time prior to the voting thereof.

By Order of the Board of Directors,

Joseph A. Mollica

Chairman of the Board

Ewing, New Jersey

Dated: August 29, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD OCTOBER 2, 2013: This proxy statement (including a form of proxy card) and the Company’s Annual Report on Form 10-K for the 2012 fiscal year are available under the Investors—Financial Information—Annual Reports section of the Company’s website at www.celatorpharma.com.

CELATOR PHARMACEUTICALS, INC.

Proxy Statement

for the

Annual Meeting of Stockholders

To Be Held October 2, 2013

CELATOR PHARMACEUTICALS, INC.

PROXY STATEMENT

2013 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD OCTOBER 2, 2013

This proxy statement is furnished to the holders of the Company’s common stock in connection with the solicitation of proxies on behalf of the board of directors for use at the Annual Meeting of Stockholders to be held on October 2, 2013 at 9:00 a.m. eastern time at 200 PrincetonSouth Corporate Center, Ewing, New Jersey, 08628, or for use at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of annual meeting of stockholders. Only stockholders of record at the close of business on the Record Date are entitled to notice of and to vote at the meeting.

This proxy statement and the Annual Report to Stockholders on Form 10-K for the year ended December 31, 2012, including financial statements, were first mailed on or about August 29, 2013 to stockholders entitled to vote at the meeting. Each holder of the Company’s common stock is entitled to one vote for each share held as of the Record Date with respect to all matters that may be considered at the meeting. Stockholder votes will be tabulated by persons appointed by the board of directors to act as inspectors of election for the meeting.

The Company bears the expense of soliciting proxies. The Company’s directors, officers or employees may solicit proxies personally or by telephone, telegram, facsimile, or other means of communication. The Company does not intend to pay additional compensation for doing so. In addition, the Company might reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries representing beneficial owners of the Company’s common stock, for their expenses in forwarding soliciting materials to those beneficial owners.

QUESTIONS AND ANSWERS ABOUT THE 2013 ANNUAL MEETING

Q:	Who may vote at the meeting?

A:	The board of directors has established August 12, 2013 as the Record Date for the annual meeting. If you owned the Company’s common stock at the close of business on the Record Date, you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of the Company’s common stock held on all matters to be voted on. As of the Record Date, there were 26,026,793 shares of the Company’s common stock outstanding and entitled to vote at the meeting.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, a “stockholder of record.” If you are a stockholder of record, the Company has sent these proxy materials to you directly.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in street name. In that case, these proxy materials have been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing.

Q:	What is the quorum requirement for the meeting?

A:	The holders of a majority of the Company’s outstanding shares of capital stock entitled to vote as of the Record Date must be present at the meeting in order for the Company to hold the meeting and conduct business. This is called a quorum. Your shares will be counted as present at the meeting if you:

•	Are present and entitled to vote in person at the meeting; or

•	Have properly submitted a proxy card or voter instruction card in advance of or at the meeting.

If you are present in person or by proxy at the meeting, but abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote. Each proposal listed in this proxy statement identifies the votes needed to approve or ratify the proposed action.

Q:	What proposals will be voted on at the meeting?

A:	The proposals to be voted on at the meeting are as follows:

1.	To elect the six directors named in the Proxy Statement to serve until the next annual election of directors by the Company’s stockholders; and

2.	To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

The Company will also consider any other business that properly comes before the meeting. As of the record date, the Company is not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card or voter instruction card will vote the shares they represent using their best judgment.

Q:	Can I access these proxy materials on the Internet?

A:	Yes. The notice of annual meeting, proxy statement, form of proxy card, and Annual Report on Form 10-K for the year ended December 31, 2012 are available in PDF and HTML format under the Investors—Financial Information—Annual Reports section of the Company’s website at www.celatorpharma.com. All materials will remain posted on www.celatorpharma.com until the conclusion of the meeting.

Q:	How may I vote my shares in person at the meeting?

A:	If your shares are registered directly in your name with the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from your broker, nominee or trustee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	How can I vote my shares without attending the meeting?

A:	Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. If you are the stockholder of record, you may submit your proxy by mail by signing and dating your proxy card and submitting it in the postage-paid envelope enclosed with this proxy statement. Alternatively, you may vote electronically via the Internet by following the instructions on the enclosed proxy card. If you are the beneficial owner of the shares, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing.

Q:	How can I change my vote after submitting it?

A:	If you are a stockholder of record, you can revoke your proxy before your shares are voted at the meeting by:

•

Filing a written notice of revocation bearing a later date than the proxy with the Company’s corporate secretary either before the meeting, at 200 PrincetonSouth Corporate Center, Suite 180, Ewing New Jersey 08628 or at the meeting, at the Company’s principal executive office address listed on the first page of this proxy statement;

•

Duly executing a later-dated proxy relating to the same shares and delivering it to the Company’s corporate secretary either before the meeting or at the meeting and before the taking of the vote, at the Company’s principal executive office address listed on the first page of this proxy statement; or

•	Attending the meeting and voting in person (although attendance at the meeting will not in and of itself constitute a revocation of a proxy).

If you are a stockholder of record voting via the Internet, you may also revoke your proxy by attending the meeting and voting in person, by submitting the proxy card in accordance with the instructions thereon or by voting again at a later time, via the Internet (your latest Internet vote, as applicable, will be counted and all earlier votes will be disregarded).

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the meeting if you obtain a legal proxy from them as described in the answer to a previous question.

Q:	Where can I find the voting results of the meeting?

A:	The Company will announce the voting results at the meeting. The Company will disclose the results in a Form 8-K report filed with the United States Securities and Exchange Commission, or SEC, within four business days after the meeting.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Under the Company’s amended and restated by-laws, the number of directors may be fixed from time to time by the board. Although the number of directors is currently fixed at eight and eight directors are currently in office, the board of directors has nominated only six of those directors to stand for re-election at the annual meeting and has determined to fix the number of directors at six at the time of the annual meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named.

The nominating and governance committee is in the process of identifying qualified candidates with relevant pharmaceutical or biotechnology experience to serve on the board of directors in the future. The Company’s amended and restated by-laws permit the board of directors to create and fill vacancies on the board in between annual meetings of stockholders. Any new directors so appointed to the board will serve until the 2014 Annual Meeting of Stockholders.

If you are a stockholder of record, unless you mark your proxy card otherwise, the proxy holders will vote the proxies received by them for each of the nominees named below, each of whom is currently a director and each of whom has consented to be named in this proxy statement and to serve if elected. In the event that any nominee is unable or declines to serve as a director at the time of the meeting, your proxy will be voted for any nominee designated by the board of directors to fill the vacancy. The Company does not expect that any nominee will be unable or will decline to serve as a director. If you are a beneficial owner of shares held in street name and you do not provide your broker with voting instructions, your broker may not vote your shares on the election of directors. Therefore, it is important that you vote.

The Company’s board of directors unanimously recommends that stockholders vote FOR all the director nominees listed below.

The following biographies set forth the names of each of the six nominees for director, each of whom is a current director of the Company, and the following additional information: their ages, the year in which they first became directors, their positions with the Company, their principal occupations and employers for at least the past five years, any other directorships held by them during the past five years in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as well as additional information, all of which the Company believes sets forth each director’s qualifications to serve on the board of directors. There is no family relationship between and among any of the Company’s executive officers or directors.

There are no arrangements or understandings between any of the Company’s executive officers or directors and any other person pursuant to which any of them are elected as an officer or director, except for the following director designation rights pursuant to the securities purchase agreement dated April 29, 2013, which rights terminate on the later to occur of (i) as to each designated director, at the end of the director’s initial term of office or (ii) as to all designated directors, the date the Company’s common stock is listed on a trading market, as defined in the securities purchase agreement:

Under the securities purchase agreement, as long as Valence Life Sciences, LLC (“Valence”) continues to hold at least one-third of the shares purchased by it under the securities purchase agreement, and unless terminated earlier as described above, Valence has the right to designate one director to the Company’s board of directors. Valence designated Scott Morenstein as its initial designee, who was appointed to the board of directors by the board on April 29, 2013. Valence and its affiliates purchased an aggregate of 4,011,552 shares of common stock and related warrants in the private placement. The securities purchase agreement also provides for the appointment of two additional directors to the Company’s board of directors, both of whom must have significant pharmaceutical or biotechnology management experience and satisfy director independence standards and both of whom must be satisfactory to Valence as long as Valence continues to hold at least one-third of the shares purchased by it under the securities purchase agreement. The holders of at least a majority of the shares purchased under the securities purchase agreement have the right to designate one of these additional directors and the majority of the members of the board of directors has the right to designate one of these additional directors. On July 23, 2013, the board of directors appointed Michael R. Dougherty to the board as the additional director designated by a majority of the board of directors.

The Company must use reasonable best efforts to nominate these designees on all matters relating to the election of directors. The investors under the securities purchase agreement and certain of the Company’s existing stockholders have agreed to vote the shares of the Company’s common stock owned by them, respectively, to elect the three designees.

The business address for each nominee for matters regarding the Company is 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628.

Name of Director Nominee	Age	Title	Director Since
Joseph A. Mollica	72	Chairman	2007
Michael R. Dougherty	55	Director	2013
Scott T. Jackson	48	Chief Executive Officer and Director	2008
Richard S. Kollender	44	Director	2012
Scott Morenstein	37	Director	2013
Nicole Vitullo	56	Director	2005

Joseph A. Mollica

Dr. Mollica has served as a director of the Company and chairman of the board of directors of the Company since 2007. From 2004 to 2008 Dr. Mollica served as chairman of the board of Pharmacopeia Drug Discovery, Inc., a biopharmaceutical company focused on drug discovery and development. From 1994 to 2004, Dr. Mollica served as the chairman of the board of directors, president and chief executive officer of Accelrys, Inc., the former parent of Pharmacopeia Drug Discovery. From 1987 to 1993, Dr. Mollica served as vice president, medical products of DuPont Company and then as president and chief executive officer of DuPont Merck Pharmaceutical Company from 1991-1993. At CIBA-Geigy, where he was employed from 1966 to 1986, Dr. Mollica served in a variety of positions of increasing responsibility, rising to senior vice president of CIBA-Geigy’s pharmaceutical division. Currently, Dr. Mollica is on the board of directors of Neurocrine Biosciences (NASDAQ: NBIX) and in the past 20 years has served on more than a dozen public as well as private companies and not for profit boards. He received his B.S. from the University of Rhode Island and M.S. and Ph.D. from the University of Wisconsin and a Sc.D. h.c. from the University of Rhode Island. The board of directors has concluded that Dr. Mollica should serve on the Company’s board of directors as he brings operational and industry expertise due to his experience in management of other pharmaceutical and biopharmaceutical companies, as well as leadership skills that are important to the board of directors.

Michael R. Dougherty

Mr. Dougherty was appointed to the Company’s board of directors in July 2013. Mr. Dougherty has 30 years of experience in the biopharmaceuticals industry. From May 2012 to October 2012, Mr. Dougherty served as chief executive officer of Kalidex Pharmaceuticals, Inc., a privately held development-stage biopharmaceutical company seeking to develop antibiotics. Mr. Dougherty served as senior vice president from 2002 to 2006 and as president and chief executive officer from 2006 to 2011 of Adolor Corporation, a biopharmaceutical company specializing in the discovery, development and commercialization of prescription pain and pain management products. From 2000 to 2002, Mr. Dougherty served as president and chief operating officer of Genomics Collaborative, Inc., a privately held functional genomics company. From 1993 to 2000, he held executive positions, including as president and chief executive officer, with Genaera Corporation, formerly Magainin Pharmaceuticals, Inc., a biopharmaceutical company focused on infectious disease, cancer and respiratory disease. He served in various financial positions, including as senior vice president and chief financial officer of Centocor, Inc., a multi-national biopharmaceutical company, from 1983 to 1993. Mr. Dougherty currently serves on the boards of directors of the following public companies: ViroPharma Incorporated (Nasdaq:VPHM); Biota Pharmaceuticals, Inc. (Nasdaq:BOTA); and Cempra, Inc. (Nasdaq:CEMP). He also serves on the board of AltheRx Pharmaceuticals, a privately held company. Mr. Dougherty graduated with a B.S. from the College of Commerce and Finance, Villanova University in 1980. The board of directors has concluded that Mr. Dougherty should serve on the Company’s board of directors as he is an experienced executive with chief executive officer experience at several biotechnology companies. As a result of his professional and other experiences, Mr. Dougherty has a deep understanding of biotechnology finance, research and development, sales and marketing, strategy, and operations.

Scott T. Jackson, Chief Executive Officer

Mr. Jackson was appointed to his current position in April 2008. He joined the Company in 2007 as head of commercial development. Mr. Jackson has more than 20 years of experience in the pharmaceutical and biotechnology industry and has held positions of increasing responsibility in sales, marketing, and commercial development at Eli Lilly & Co., SmithKline Beecham, ImClone Systems Inc., Centocor (Johnson & Johnson), Eximias Pharmaceuticals and YM BioSciences. He has been an integral part of the development and commercialization of numerous products, including the following oncology products that are currently available to patients: Hycamtin®, Kytril®, Bexxar® and Erbitux®. Mr. Jackson serves on the board of trustees of the Eastern Pennsylvania Chapter of The Leukemia and Lymphoma Society®. Mr. Jackson holds a B.S. in Pharmacy from the Philadelphia College of Pharmacy and Science (now known as the University of the Sciences in Philadelphia) and an M.B.A. from the University of Notre Dame. The board of directors has concluded that Mr. Jackson should serve on the Company’s board of directors due to his long tenure as the Company’s chief executive officer, which brings continuity to the board of directors, his operational and industry expertise through his previous managerial roles as well as his detailed understanding of our business.

Richard S. Kollender

Mr. Kollender has been a director of the Company since August 2012 and previously a board observer since 2005. Since 2005, Mr. Kollender has been a partner of Quaker Partners, a venture capital firm, which he joined in 2003. Prior to 2003, Mr. Kollender held positions in sales, marketing and worldwide business development at GlaxoSmithKline. He also served as investment manager at S.R. One, where he evaluated potential investment opportunities, performed due diligence, structured and negotiated investments and worked with management teams to execute their strategies following investment. Mr. Kollender began his career as a certified public accountant with KPMG Peat Marwick with an emphasis on the healthcare and emerging businesses sectors. Current board memberships include Insmed (NASDAQ: INSM), NuPathe (NASDAQ: PATH), Rapid Micro Biosystems and Corridor Pharmaceuticals. Prior board memberships included Medmark (acquired by Walgreen Co.), TargetRx (acquired by ImpactRx); Precision Therapeutics and Transport Pharmaceuticals. In addition, Mr. Kollender is a public policy committee member for Pennsylvania Bio. Mr. Kollender is a certified public accountant, a member of both the American and Pennsylvania Institutes of certified public accountants, and an adjunct faculty member at Lehigh University. Mr. Kollender has a B.A. from Franklin and Marshall College and an M.B.A. and Health Administration and Policy degrees (with Honors) from the University of Chicago. The board of directors has concluded that Mr. Kollender should serve on the Company’s board of directors due to his strong accounting background, pharmaceutical commercial experience and financial experience in the healthcare and emerging businesses sectors. This experience makes him an important resource for the board of directors in its oversight of the Company’s financial operations and related reporting.

Scott Morenstein

Mr. Morenstein has been a director of the Company since April 2013. Since 2012, Mr. Morenstein has been a managing director of Valence. He joined Caxton Advantage Venture Partners, the predecessor to Valence, in 2007. Mr. Morenstein has over 13 years of experience in the life sciences industry. He was previously a director of Gemin X Pharmaceuticals until its acquisition by Cephalon, Inc. While at Caxton Advantage, Mr. Morenstein was also responsible for the fund’s investments in Sunesis Pharmaceuticals and ArQule. Prior to joining Caxton Advantage, Mr. Morenstein was an investment banker and founding member of Seaview Securities, a boutique investment bank focused on life sciences mergers and acquisitions and private placements. Previously, Mr. Morenstein was also a healthcare investment banker and equity research analyst covering the biotechnology sector at Lehman Brothers. Mr. Morenstein received a B.A. from the University of Pennsylvania with a degree in the Biological Basis of Behavior with a Concentration in the Physiology of Neural Systems and an M.B.A. from Harvard Business School. The board of directors has concluded that Mr. Morenstein should serve on the Company’s board of directors due to his financial expertise and strong understanding of the biotechnology industry, which the board of directors believes makes him an important resource for the board of directors as it assesses both financial and strategic decisions.

Nicole Vitullo

Ms. Vitullo has been a director of the Company since 2005. She joined Domain Associates, a venture capital firm, in 1999 and became a partner in 2004. In addition to the Company, present board memberships include, Achillion Pharmaceuticals (NASDAQ: ACHN), Durata Therapeutics (NASDAQ: DRTX), Esperion Therapeutics (NASDAQ: ESPR), Marinus Pharmaceuticals and VentiRx Pharmaceuticals. Past board memberships include Calixa Therapeutics, Cerexa, Eunoe and Onyx Pharmaceuticals (NASDAQ: ONXX). In addition to investment responsibilities, she is involved in the distribution/liquidation strategies for the public companies in Domain’s Venture Capital portfolios. From 2000 to 2011, Ms. Vitullo was responsible for Domain Public Equity Partners L.P., a fund focused on private investments in public companies. From 1992 to 1999, Ms. Vitullo was senior vice president at Rothschild Asset Management, Inc., where she had responsibility for the U.S. public market investments of International Biotechnology Trust plc. and Biotechnology Investments Limited. From 1991 to 1992, Ms. Vitullo served as the director of corporate communications and investor relations at Cephalon, Inc., then a publicly traded biotechnology company. Prior to Cephalon, Ms. Vitullo spent 12 years at Eastman Kodak, most recently in Corporate Development, where she was involved in the development and management of Kodak’s venture capital activities. Ms. Vitullo received a B.A. and an M.B.A. from the University of Rochester. The board of directors has concluded that Ms. Vitullo should serve on the Company’s board of directors due to her financial expertise and strong understanding of the biotechnology industry, which the board of directors believes makes her an important resource for the board of directors as it assesses both financial and strategic decisions.

Required Vote

At the Company’s annual meeting of stockholders, the Company’s stockholders will elect as directors the six nominees who receive the highest number of stockholder votes. The persons elected as directors will serve until the next annual election of directors by the Company’s stockholders. In accordance with Delaware law, abstentions will be counted for purposes of determining the presence or absence of a quorum, but broker non-votes will not. Abstentions and broker non-votes will not be counted for purposes of determining the number of shares represented and voted in the election of directors and, accordingly, will not affect the election of directors.

CORPORATE GOVERNANCE MATTERS

The Company has adopted the corporate governance standards of a listed company on the Nasdaq Stock Market, or Nasdaq. These standards require that a majority of the members of the Company’s board of directors be “independent,” as Nasdaq defines that term, and that the board of directors make an affirmative determination as to the independence of each director. Consistent with these rules, the Company’s board of directors undertook its annual review of director independence on August 9, 2013. During the review, the Company’s board of directors considered relationships and transactions during 2012 and during the past three fiscal years between each director or any member of his or her immediate family, on the one hand, and the Company and its subsidiaries and affiliates, on the other hand. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. Based on this review, the Company’s board of directors determined that Mr. Dougherty, Mr. Galbraith, Mr. Kollender, Dr. Mollica, Mr. Morenstein, Ms. Vitullo and Mr. Zisson are independent under the criteria established by Nasdaq and by the Company’s board of directors. Mr. Galbraith and Mr. Zisson are not standing for re-election at the annual meeting.

During 2012, the Company’s board of directors held 13 meetings, and each incumbent director standing for election attended at least 75% of the meetings of the board of directors and the meetings of those committees on which each incumbent director served, in each case during the period that such person was a director. The permanent committees established by the Company’s board of directors are the audit committee, the compensation committee, and the nominating and governance committee, descriptions of which are set forth in more detail below. The board of directors will reconstitute each of the committees at the board meeting following the annual meeting.

Each member of the board of directors is expected to participate, either in person or via teleconference, in meetings of the board of directors and meetings of committees of which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. While the Company does not have a written policy regarding directors’ attendance at annual meetings of stockholders, it strongly encourages all directors to attend.

Board Leadership Structure

The board of directors is currently chaired by Dr. Mollica. Dr. Mollica, or the Board Chairman, has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Board Chairman has substantial ability to shape the work of the board of directors. The Company believes that separation of the positions of Board Chairman and chief executive officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, the Company believes that such separation creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the board of directors to monitor whether management’s actions are in the best interests of the Company and its stockholders. As a result, the Company believes that having a Board Chairman separate from the chief executive officer can enhance the effectiveness of the board of directors as a whole.

Role of the Board in Risk Oversight

The board of directors has an active role in overseeing management of the Company’s risks, which it administers directly as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the Company’s board of directors is responsible for monitoring and assessing strategic risk exposure, including information regarding the Company’s credit, liquidity and operations and the risks associated with each. The

Company’s primary risks are currently associated with the development of CPX-351, including the Company’s ability to raise additional capital to complete the development and potential commercialization of CPX-351. The audit committee of the board of directors has the responsibility to consider and discuss the Company’s major financial risk exposures and the steps the Company’s management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of the Company’s internal controls over financial reporting. The nominating and governance committee of the board of directors, monitors the effectiveness of the Company’s corporate governance guidelines, including whether they are effective in preventing illegal or improper liability-creating conduct, and manages risks associated with the independence of the board of directors and potential conflicts of interest. The compensation committee of the board of directors, assesses and monitors whether any of the Company’s compensation policies and programs has the potential to encourage excessive risk taking. While each committee is responsible for evaluating certain risks and overseeing management of such risks, the entire board of directors is regularly informed through committee reports about such risks.

Communicating with the Board of Directors

Stockholders can mail communications to the board of directors to Corporate Secretary, Celator Pharmaceuticals, Inc., 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628, who will forward the correspondence to each addressee.

Audit Committee

The audit committee currently consists of Mr. Galbraith, Mr. Kollender and Mr. Zisson. Mr. Kollender chairs the audit committee. The audit committee held four committee meetings during 2012.

The duties and responsibilities of the audit committee are set forth in the charter of the audit committee. A copy of the charter of the audit committee is available under the Investors—Corporate Governance section of the Company’s website at www.celatorpharma.com. Among other things, the duties and responsibilities of the audit committee include reviewing and monitoring the Company’s financial statements and internal accounting procedures, the selection of the Company’s independent registered public accounting firm and consulting with and reviewing the services provided by the Company’s independent registered public accounting firm. The audit committee has sole discretion over the retention, compensation, evaluation and oversight of the Company’s independent registered public accounting firm.

The SEC and Nasdaq have established rules and regulations regarding the composition of audit committees and the qualifications of audit committee members. The Company’s board of directors has examined the composition of the audit committee and the qualifications of the audit committee members in light of the current rules and regulations governing audit committees. Based upon this examination, the board of directors has determined that each member of the audit committee is independent and is otherwise qualified to be a member of the audit committee in accordance with the rules of the SEC and Nasdaq.

Additionally, the SEC requires that at least one member of the audit committee have a “heightened” level of financial and accounting sophistication. Such a person is known as the “audit committee financial expert” under the SEC’s rules. The Company’s board of directors has determined that Mr. Kollender is an “audit committee financial expert,” as the SEC defines that term, and is an independent member of the board of directors and the audit committee.

The report of the audit committee can be found beginning on page 15 of this proxy statement.

Compensation Committee

The compensation committee currently consists of Mr. Galbraith, Mr. Kollender, Mr. Morenstein and Mr. Zisson. Mr. Galbraith chairs the compensation committee. The compensation committee held one committee meeting during 2012.

The duties and responsibilities of the compensation committee are set forth in the charter of the compensation committee. A copy of the charter of the compensation committee is available under the Investors—Corporate Governance section of the Company’s website at www.celatorpharma.com. As discussed in its charter, among other things, the duties and responsibilities of the compensation committee include evaluating the performance of the Company’s executive officers, determining the overall compensation of the Company’s executive officers and administering all executive compensation programs, including, but not limited to, the Company’s incentive and equity-based plans. The compensation committee evaluates the performance of the Company’s executive officers on an annual basis and reviews and approves on an annual basis all compensation programs and awards relating to such officers. The compensation committee applies discretion in the determination of individual executive compensation packages to ensure compliance with the Company’s compensation philosophy. The Company’s chief executive officer makes recommendations to the compensation committee with respect to the compensation packages for officers other than himself. The compensation committee may delegate its authority to grant awards to certain employees, and within specified parameters under the Company’s 2013 Equity Incentive Plan, to a special committee consisting of one or more directors who need not be officers of the Company. As of the date of this proxy statement, however, the compensation committee had not delegated any such authority.

Nasdaq has established rules and regulations regarding the composition of compensation committees and the qualifications of compensation committee members. The Company’s board of directors has examined the composition of the compensation committee and the qualifications of the compensation committee members in light of the current rules and regulations governing compensation committees. Based upon this examination, the Company’s board of directors has determined that each member of the compensation committee is independent and is otherwise qualified to be a member of the compensation committee in accordance with such rules.

Nominating and Governance Committee

The nominating and governance committee currently consists of Dr. Mollica, Mr. Morenstein and Ms. Vitullo. Ms. Vitullo chairs the nominating and governance committee. The nominating and governance committee, due to the fact that the Company was not a public company in 2012, held no committee meetings during 2012.

The duties and responsibilities of the nominating and governance committee are set forth in the nominating and governance committee charter. A copy of the nominating and governance committee charter is available under the Investors—Corporate Governance section of the Company’s website at www.celatorpharma.com. Among other things, the duties and responsibilities of the nominating and governance committee include identifying individuals qualified to become board members, recommending director nominees to the Board for the next annual meeting of stockholders, evaluating the overall effectiveness of the board, developing, mentoring and evaluating applicable corporate governance practices of the Company, and performing such other duties as enumerated in and consistent with the charter.

The nominating and governance committee will also consider candidates recommended by stockholders for nomination to the board of directors. A stockholder who wishes to recommend a candidate for nomination to the board of directors must submit such recommendation to Celator Pharmaceuticals, Inc., 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628; Attention: Corporate Secretary. All stockholder recommendations of candidates for nomination for election to the board of directors must be in writing and must set forth the following: (i) the candidate’s name, age, business address, and other contact information, (ii) the number of shares of the Company’s common stock beneficially owned by the candidate, (iii) a complete description of the candidate’s qualifications, experience, background and affiliations, as would be required to be disclosed in the proxy statement pursuant to Schedule 14A under the Exchange Act, (iv) a sworn or certified statement by the candidate in which he or she consents to being named in the proxy statement as a nominee and to serve as director if elected, and (v) the name and address of the stockholder(s) of record making such a recommendation and the number of shares owned by the recommending shareholders.

The Company believes that the Company’s board of directors as a whole should encompass a range of talent, skill, and expertise enabling it to provide sound guidance with respect to the Company’s operations and interests. The nominating and governance committee evaluates all candidates for the board of directors by reviewing their biographical information and qualifications. If the nominating and governance committee determines that a candidate is qualified to serve on the board of directors, such candidate is interviewed by at least one of the independent directors and the Company’s chief executive officer. Members of the board of directors also have an opportunity to interview qualified candidates. The nominating and governance committee then determines, based on the background information and the information obtained in the interviews, whether to recommend to the board of directors that the candidate be nominated for approval by the stockholders to fill a directorship. With respect to an incumbent director whom nominating and governance committee is considering as a potential nominee for re-election, the nominating and governance committee reviews and considers the incumbent director’s service during his or her term, including the number of meetings attended, level of participation, and overall contribution to the board of directors. The manner in which the nominating and governance committee evaluates a potential nominee will not differ based on whether the candidate is recommended by the directors or stockholders.

Nasdaq has established rules and regulations regarding the composition of nominations committees and the qualifications of nominations committee members. The board of directors has examined the composition of the nominating and governance committee and the qualifications of the members of the nominating and governance committee in light of the current rules and regulations governing nominations committees. Based upon this examination, the board of directors has determined that each member of the nominating and governance committee is independent and is otherwise qualified to be a member of the nominating and governance committee in accordance with such rules.

The Company does not have a formal policy in place with regard to the consideration of diversity of candidates for the board of directors, but the board of directors strives to nominate candidates with a variety of complementary skills so that, as a group, the board of directors will possess the appropriate talent, skills and expertise to oversee the Company’s business.

Code of Business Conduct and Ethics

The Company has adopted a written code of business conduct and ethics that applies to the Company’s directors, officers and employees, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is available under the Investors—Corporate Governance section of the Company’s website at www.celatorpharma.com. A copy of the code will also be provided to any person, without charge, upon written request sent to the Company at its offices located at 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628; Attention: Corporate Secretary.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The audit committee has selected KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013 and has further directed that management submit the appointment of KPMG LLP as the Company’s independent registered public accounting firm for ratification by the stockholders at the annual meeting. Representatives of KPMG LLP are expected to be available at the annual meeting to respond to appropriate questions and to make a statement if they so desire.

Neither the Company’s amended and restated by-laws nor any other governing documents or law require stockholder ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm. However, the audit committee is submitting the appointment of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the audit committee will reconsider whether or not to retain KPMG LLP. Even if the appointment is ratified, the audit committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company’s stockholders.

Audit Fees

The audit committee has adopted policies and practices relating to the approval of all audit and non-audit services that are to be performed by the Company’s registered public accounting firm. The policy generally provides that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the audit committee.

The following table shows the fees billed by KPMG LLP for audit and other services provided for fiscal years 2012 and 2011. All of the services described in the following fee table were approved in conformity with the audit committee’s pre-approval process.

Fee Category	2012 Fees ($)	2011 Fees ($)
Audit Services (1)	$180,000	$—
Tax Services (2)	—	—
Audit Related Services (3)	—	—
All Other Fees (4)	—	—
Total	$180,000	—

The following table shows fees billed by Deloitte LLP for audit and other services for fiscal years 2012 and 2011.

Fee Category	2012 Fees ($)	2011 Fees ($)
Audit Services (1)	$—	$96,000
Tax Services (2)	28,000	50,525
Audit Related Services (3)	139,085	—
All Other Fees (4)	—	—
Total	$167,085	$146,525

(1)	Audit Services – This category includes the audit of the Company’s annual financial statements and services that are normally provided by independent auditors in connection with the engagement for fiscal years.
(2)	Tax Services– This category consists of tax compliance, tax advice and tax planning work.
(3)	Audit Related Services – This category consists of fees reasonably related to the performance of the audit or review of the Company’s financial statements that are not reported as “Audit Fees”.
(4)	All Other Fees – This category consists of fees for other miscellaneous items.

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company’s common stock present in person or represented by proxy and entitled to vote at the Annual Meeting on this proposal will be required to ratify the appointment of KPMG LLP. Any abstentions will have the effect of votes against the proposal. Any broker non-votes will have no effect on the proposal.

The board of directors unanimously recommends that stockholders vote FOR the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The audit committee is comprised of three independent directors and operates under a written charter adopted by the board of directors. The audit committee reviews and reassesses the adequacy of the charter at least annually. The audit committee approves and recommends to the board of directors, the selection of the Company’s independent registered public accounting firm. The audit committee meets with and holds discussions with management and KPMG LLP, the Company’s independent registered public accounting firm.

The audit committee oversees the Company’s financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed the audited financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 with management including a discussion of the quality, the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The audit committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, the Company’s accounting principles, and such other matters as are required to be discussed with the Audit Committee by Public Company Accounting Oversight Board Standards.

In addition, the audit committee has discussed with the independent registered public accounting firm the independence of the independent registered public accounting firm from management and the Company, including the matters in the written disclosures and letter from the independent registered public accounting firm to the audit committee required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and considered the compatibility of non-audit services with the independence of the independent registered public accounting firm.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC. The audit committee and the board of directors also recommended, subject to ratification by the Company’s stockholders, the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2013.

KPMG LLP has served as the Company’s independent registered public accounting firm and has audited its consolidated financial statements since 2012.

THE AUDIT COMMITTEE

Richard S. Kollender, CPA,

Chairman Kenneth Galbraith

Alex Zisson

Dated: August 9, 2013

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of the Record Date, unless as otherwise noted below for the following:

•	each person or entity known to own beneficially more than 5% of the Company’s outstanding common stock;

•	each of the Company’s directors and director nominees;

•	each of the Company’s named executive officers, as defined below under “Executive Compensation and Other Matters – Summary Compensation Table;” and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Company’s common stock. Shares of the Company’s common stock subject to stock options and warrants are currently exercisable or exercisable as of or within 60 days of the Record Date are deemed outstanding for the purpose of computing the percentage ownership of the person holding those stock options and warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 26,026,793 shares of the Company’s common stock outstanding on the Record Date.

Name of director, executive officer, group or 5% beneficial owner (1)	Shares of Common Stock Beneficially Owned(2)	Percentage of Common Stock Beneficially Owned(2)
Scott T. Jackson	253,608	*
Lawrence Mayer	168,609	*
Fred M. Powell	—	*
Joseph A. Mollica	26,667	*
Michael R. Dougherty	—	*
Kenneth Galbraith	—	*
Richard S. Kollender	—	*
Scott Morenstein (3)	—	*
Nicole Vitullo	—	*
Alex Zisson	—	*
All executive officers and directors as a group (10 persons)	448,884	1.7%
5% Beneficial owners:
Valence Advantage Life Sciences Fund II, L.P. Valence Advantage Life Sciences Side Fund II, L.P. and CDK Associates, L.L.C. (4) 500 Park Avenue, 9th Floor New York, NY 10022	5,134,785	18.9%
Thomas, McNerney & Partners II, L.P. and TMP Nominee II, LLC and TMP Associates II, L.P. (5) One Landmark Square, Suite 1920 Stamford, CT 06901	2,718,448	10.4%
Domain Partners VI, L.P. and DP VI Associates, L.P. Domain Associates, L.L.C. (6) One Palmer Square, Suite 515 Princeton, NJ 08542	2,563,887	9.8%
Ventures West 7 Limited Partnership and Ventures West 7 US Limited Partnership (7) 999 West Hastings Street, Suite 400 Vancouver, BC Canada V6C 2W2	2,293,657	8.8%
Quaker BioVentures L.P. and Garden State Life Sciences Venture Fund, L.P. (8) Cira Center 2929 Arch Street Philadelphia, PA 19104	2,003,472	7.7%

Name of director, executive officer, group or 5% beneficial owner (1)	Shares of Common Stock Beneficially Owned(2)	Percentage of Common Stock Beneficially Owned(2)
TL Ventures V Liquidating Trust TL Ventures V Interfund Liquidating Trust (9) Building 700 435 Devon Park Drive Wayne, PA 19087	1,646,269	6.3%
Working Opportunity Fund (10) 2600-1055 West Georgia Street Vancouver, BC Canada V6E 3R5	1,643,891	6.3%

*	Denotes ownership of less than 1% of the outstanding shares of the Company’s common stock
(1)	With respect to directors, individual ownership amounts and percentages do not include ownership by the fund with which the director is affiliated.
(2)	Ownership percentage includes the following shares the person has the right to acquire upon exercise of warrants, options or other convertible securities that the person has the right to exercise within 60 days: Dr. Mollica, 26,667; Mr. Jackson, 253,608 shares; and Dr. Mayer, 149,450 shares. None of the shares beneficially owned by directors or executive officers of the Company are pledged as security for a loan.
(3)	Mr. Morenstein is the manager of Valence Life Sciences GP II, LLC, the general partner of (i) Valence Advantage Life Sciences Fund II, LP, the beneficial owner of 1,669,138 shares of common stock and warrants to purchase 467,358 shares of common stock, and (ii) Valence Advantage Life Sciences Side Fund II, LP, the beneficial owner of 95,945 shares of common stock and warrants to purchase 26,864 shares of common stock. Mr. Morenstein disclaims beneficial ownership of the shares beneficially owned by those funds, except to the extent of his pecuniary interest therein.
(4)	The persons who may be deemed to share voting and investment control are Valence Advantage Life Sciences Fund II, LP (“VALSF”), Valence Advantage Life Sciences Side Fund II, LP (“VALSSF” and, collectively with VALSF, the “VLS Funds”), Valence Life Sciences GP II, LLC (“VLSGP” and, collectively with the VLS Funds, the “VLS Group”), CDK Associates, LLC (“CDK”), Caxton Corporation (“Caxton”) and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Group”). VLSGP is the general partner of each of the VLS Funds. Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton. Mr. Morenstein is a director of the Company and a member of VLSGP. The VLS Group, together with Mr. Morenstein disclaim beneficial ownership over the Company’s common stock held by the CDK Group and further represent that they have no voting or dispositive powers over such shares. The CDK Group disclaims beneficial ownership over the Company’s common stock held by the VLS Group and further represent that they have no voting or dispositive powers over such shares.
(5)	Includes (i) 2,528,092 shares of common stock and (ii) 190,356 shares of common stock issuable upon exercise of warrants. Mr. Zisson, as a manager of the general partner, has shared voting and dispositive power over these shares.
(6)	Includes (i) 2,401,524 shares of common stock and (ii) 162,363 shares of common stock issuable upon exercise of warrants. With regard to the shares beneficially owned by Domain Partners VI, L.P. and DP VI Associates, L.P., the managing members of One Palmer Square Associates VI, L.L.C., the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P., share voting and investment power with respect to these shares. With regard to the shares beneficially owned by Domain Associates, L.L.C., the managing members of Domain Associates, L.L.C. share voting and investment power with respect to these shares. Ms. Vitullo, a director of the Company, is a managing member of Domain Associates, L.L.C. and a managing member of One Palmer Square Associates VI, L.L.C. She disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(7)	Includes (i) 2,146,372 shares of common stock and (ii) 147,285 shares of common stock issuable upon exercise of warrants. The persons who share voting and investment power are Howard Riback and Mr. Galbraith, officers of Ventures West 7 Management Ltd. (the general partner of Ventures West 7 Limited Partnership) and Ventures West 7 Management (International) Inc. (the manager of Ventures West 7 U.S. Limited Partnership).
(8)	Includes (i) 1,287,274 shares of common stock, and (ii) 58,126 shares of common stock issuable upon the exercise of warrants, over which Quaker BioVentures, L.P. shares voting and investment control with Quaker BioVentures Capital, L.P. (its general partner) and Quaker BioVentures Capital, LLC (its general partner’s general partner). Also includes (i) 590,427 shares of common stock, and (ii) 67,645 shares of common stock issuable upon the exercise of a warrant, over which Garden State Life Sciences Venture Fund, L.P. shares voting and investment control with Quaker BioVentures Capital, L.P. (its general partner) and Quaker BioVentures Capital, LLC (its general partner’s general partner). Richard Kollender is a partner in Quaker Partners Management, L.P., or Quaker Management, and he, Sherrill Neff, Ira Lubert and Adele Oliva are members of the investment committee of Quaker Management, which controls the voting and disposition of these shares. The address of Quaker BioVentures and its related entities is 2929 Arch Street, Philadelphia, PA 19104. Mr. Kollender disclaims beneficial ownership of the securities beneficially owned by those funds, except to the extent of his pecuniary interest therein.
(9)	Includes (i) 1,599,680 shares of common stock and (ii) 46,589 shares of common stock issuable upon exercise of warrants. TL Ventures V Liquidating Trust and TL Ventures V lnterfund Liquidating Trust are required by their respective partnership to invest and divest in their investments in parallel. TL Ventures V LLC is the general partner of TL Ventures V Liquidating Trust, and the general partner of TL Ventures V lnterfund Liquidating Trust. TL Ventures V LLC’s members are Robert E. Keith, Jr. and Mark J. DeNino who may be deemed to have shared voting and dispositive power over the shares held by both TL Ventures V Liquidating Trust and TL Ventures V lnterfund Liquidating Trust. TL Ventures V LLC disclaims beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.
(10)	Includes (i) 1,540,690 shares of common stock and (ii) 103,201 shares of common stock issuable upon exercise of warrants. Voting and dispositive control of these shares is held by Working Opportunity Fund Ltd.’s manager, Growth Works Capital Ltd., a Canadian corporation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s common stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms filed by such reporting persons.

The Company did not have a class of equity securities registered under the Exchange Act in 2012, and therefore, none of its executive officers, directors or beneficial owners were subject to Section 16(a) of the Exchange Act. The registration of the Company’s common stock as a class of equity securities under the Exchange Act became effective on January 14, 2013.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Our current executive officers are as follows:

Name	Age	Title
Scott T. Jackson	48	Chief Executive Officer and Director

Lawrence Mayer	57	President and Chief Scientific Officer

Fred M. Powell	52	Vice President and Chief Financial Officer

No executive officer is related by blood, marriage or adoption to any other director or executive officer. The biography of Mr. Jackson is presented in connection with Election of Directors beginning on page 5 of this proxy statement.

Lawrence Mayer, President and Chief Scientific Officer

Dr. Mayer co-founded the Company in 1999. He has played a lead role in the discovery and development of numerous drugs through Phase 2 clinical studies, several of which achieved market approval. He held senior management positions at The Canadian Liposome Company and QLT Inc. before joining the BC Cancer Agency, where he established and directed the Investigational Drug Program. Celator was formed as a spin-out of the research conducted in Dr. Mayer’s laboratory at the BC Cancer Agency. Dr. Mayer has authored more than 200 scientific publications and has more than 35 patents awarded or pending. Dr. Mayer received his B.S. in both Chemistry and Biology, summa cum laude, from Wartburg College and his Ph.D. in Biochemistry from the University of Minnesota.

Fred M. Powell, Vice President and Chief Financial Officer

Mr. Powell joined the Company as vice president and chief financial officer in December 2012. Prior to joining the Company, Mr. Powell was chief financial officer of OraPharma Inc., from March 2011 until November 2012. OraPharma was a privately-held specialty pharmaceutical company that developed and commercialized products for oral health. OraPharma was acquired by Valeant Pharmaceuticals in June 2012. From January 2005 until March 2011, Mr. Powell was the chief financial officer of BMP Sunstone Corporation, a publicly-traded specialty pharmaceutical company, which was acquired by Sanofi-Aventis in February 2011. From May 2002 until December 2004, Mr. Powell served as the chief financial officer of Eximias Pharmaceutical Corporation, a privately-held biopharmaceutical company. From April 1999 to May 2002, Mr. Powell served as the senior vice president, finance and administration, of InnaPhase Corporation, a technology solutions provider for life sciences companies that was acquired by Thermo-Electron Corporation in 2004. From March 1993 to April 1999, Mr. Powell held various positions at Premier Research Worldwide, a publicly-traded company specializing in providing clinical and diagnostic services to the pharmaceutical and biotech industries, including director of finance and administration, from 1993 to 1996, and chief financial officer, from 1996 to 1999. Mr. Powell is a Certified Public Accountant and holds a B.S. in Accounting from Pennsylvania State University.

SUMMARY COMPENSATION TABLE

The following table shows the compensation the Company paid during 2012 and 2011 for services rendered in all capacities to the Company’s chief executive officer, the president and chief scientific officer, the vice president and chief financial officer (the Company’s chief financial officer and chief accounting officer) (the “named executive officers”) and the Company’s former head of finance.

Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Scott T. Jackson Chief Executive Officer	2012	310,000	46,500	—	—	—	—	356,500
	2011	310,000	—	—	—	—	—	310,000
Lawrence Mayer, Ph.D. President and Chief Scientific Officer	2012	304,480	41,081	—	—	—	—	345,561
	2011	307,601	—	—	—	—	—	307,601
Fred M. Powell (1)	2012	11,154	—	—	—	—	—	11,154
Chief Financial Officer
David Wood (2) Head of Finance	2012	244,740	33,210	—	—	—	—	277,950
	2011	247,253	—	—	—	—	—	247,253

(1)	Mr. Powell was hired as the Company’s vice president and chief financial officer in December 2012.
(2)	Mr. Wood served as an executive officer of the Company until December 2012.
(3)	Bonus payments for 2012 were paid in 2013.

GRANTS OF PLAN-BASED AWARDS

There were no grants of plan-based awards to the Company’s named executive officers during 2012.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

The following table summarizes the outstanding equity awards the named executive officers held at December 31, 2012:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
Scott T. Jackson	38,135	—	—	3.37	12/4/2017
	202,006	13,467	—	2.44	3/5/2019
Lawrence Mayer	2,401	—	—	2.81	12/12/2013
	8,001	—	—	2.81	12/30/2014
	62,829	—	—	2.25	5/24/2015
	48,002	—	—	2.25	3/22/2016
	28,217	—	—	3.37	7/10/2017
David Wood	4,001	—	—	2.81	4/21/2013
	1,334	—	—	2.81	12/12/2013
	7,201	—	—	2.81	12/30/2014
	19,734	—	—	2.25	5/24/2015
	16,001	—	—	2.25	3/22/2016
	9,269	—	—	3.37	7/10/2017

The table above reflects the reverse stock split effected by the Company on August 28, 2012. None of the named executive officers exercised stock options during 2012.

The following section discusses the current executive compensation with respect to Celator’s executive officers. Each of the current executive officers is eligible to participate in the Company’s equity incentive programs, and any grants or awards of equity-based compensation under those plans will be awarded at the discretion of the board of directors.

Chief Executive Officer

Celator entered into an amended and restated employment agreement with Mr. Jackson effective as of August 26, 2013. Mr. Jackson’s employment agreement will continue until terminated by him or by the Company. Mr. Jackson serves as chief executive officer of the Company.

Base Salary, Bonus, Benefits: Mr. Jackson receives an annual base salary of $425,000. In addition, Mr. Jackson will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board of directors each year, with a target bonus of 50% of his base salary based upon achievement of annual performance goals and objectives set by the board each year. In addition, Mr. Jackson is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Mr. Jackson for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: Mr. Jackson was granted the option to purchase any part or all of a total of 38,135 shares of common stock at $3.37 per share, all of which have vested. Mr. Jackson was granted the option to purchase any part or all of a total of an additional 215,473 shares of common stock at an exercise price of $2.44 per share and, in 2013, an option to purchase 430,000 shares at an exercise price of $3.116 per share.

Termination: If Mr. Jackson’s employment is terminated for reasonable cause, as defined in the agreement, his employment terminates due to death or disability or Mr. Jackson resigns from his employment without good reason, as defined in the agreement, Mr. Jackson will receive a lump-sum payment of unpaid base salary earned through the termination’s effective date and certain accrued vacation pay as described in the agreement.

If Mr. Jackson’s employment is terminated by the Company without reasonable cause or Mr. Jackson terminates his employment for good reason, but, in each case, not following a “change in control,” as defined in the agreement, Mr. Jackson will receive, subject to his execution of a release agreement, as defined in the agreement, the following payments: (a) a severance payment equal to his annual gross base salary in effect at the time of his termination, payable in installments over twelve months after the effective date of termination; (b) reimbursement of medical and dental premiums for Mr. Jackson and his eligible dependents under the Company’s group insurance plans for twelve months after the effective date of termination; (c) reimbursement of up to $20,000 for executive outplacement services; and (d) certain accrued vacation pay as described in the agreement.

If Mr. Jackson’s employment is terminated by the Company without reasonable cause or Mr. Jackson terminates his employment for good reason within six months following a change of control, Mr. Jackson will receive within the time periods stated in the agreement, subject to his execution of a release agreement, the following payments: (a) a severance payment equal to his annual gross base salary payable in a lump sum; (b) an amount equal to the projected total amount of his annual target bonus for the calendar year in which his termination occurs payable in a lump sum; (c) reimbursement of medical and dental premiums for Mr. Jackson and his eligible dependents under the Company’s group insurance plans for twelve months after the effective date of termination; (d) reimbursement of up to $20,000 for executive outplacement services; and (e) certain accrued vacation pay as described in the agreement.

In the event that Mr. Jackson receives any payments that constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and the net after tax amount of the parachute payment is less than the net after-tax amount if the aggregate payment to be made to Mr. Jackson were three times the base amount, as defined under the Code, less $1.00, then the aggregate of the amounts constituting the parachute payment shall be reduced, in the manner stated in the agreement, to an amount that will equal three times his base amount, less $1.00.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason, Mr. Jackson is prohibited from engaging in any business that competes with the Company, and is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

President and Chief Scientific Officer

Celator entered into an employment and key person agreement letter with Dr. Mayer on December 19, 2002. Dr. Mayer’s employment agreement will continue until terminated by him or by the Company.

Base Salary, Bonus, Benefits: Dr. Mayer will receive an annual base salary of $313,500 (CDN$). In addition, Dr. Mayer will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board each year, with a target bonus of 30% of his base salary. In addition, Dr. Mayer is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Dr. Mayer for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: Dr. Mayer was granted the option to purchase any part or all of a total of: 110,831 shares at an exercise price of $2.25 per share, 10,402 shares at an exercise price of $2.81 per share, 28,217 shares at an exercise price of $3.37 per share and 200,000 shares at an exercise price of $3.116 per share.

Termination: Dr. Mayer may resign from the Company at any time, with three months’ notice. The Company may terminate Dr. Mayer’s employment at any time, without cause as defined in the agreement, by giving Dr. Mayer notice and pay equal to twelve months base salary and benefits in monthly installments and any accrued and unpaid bonuses, as determined under his employment agreement.

Termination for Cause: If Dr. Mayer’s s employment is terminated for cause Dr. Mayer will receive only his portion of the base salary that has been earned and is then payable, but has not yet been paid.

Restrictive Covenant: During his employment and for one year following the termination of his employment for any reason, Dr. Mayer is prohibited from engaging in any business that competes with the Company, and is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

Vice President and Chief Financial Officer

Celator has entered into an employment letter with Mr. Powell dated December 17, 2012. Mr. Powell’s employment letter will continue until terminated by him or by the Company. He is employed as the Company’s vice president and chief financial officer.

Base Salary, Bonus, Benefits: Mr. Powell will receive an annual base salary of $290,000, which may be increased at the discretion of the Company’s board of directors at the time of the Company’s annual salary review. Mr. Powell will have the opportunity to earn an annual bonus for each fiscal year of the Company after 2012 that ends during the employment period, with a target bonus of 35% of his base salary subject to the decision of the Company’s board of directors, the Company’s performance and the achievement of individual performance goals.

Stock Options: In 2013, Mr. Powell was granted the option to purchase any part or all of a total of 253,000 shares at an exercise price of $3.116 per share.

Termination: Mr. Powell may resign from the Company at any time, with 20 business days’ notice. The Company may terminate Mr. Powell’s employment at any time, without cause as defined in the agreement, by giving Mr. Powell ten business days’ written notice of termination. However, the

Company may pay Mr. Powell his base salary for the period of notice in lieu of providing such notice. Pursuant to his employment agreement, if Mr. Powell’s employment is terminated by the Company without cause, the Company will pay Mr. Powell (A) as a lump sum on the last day of employment, the portion of base salary that has been earned through the last day and is then payable, but has not yet been paid and (B) an additional nine months of pay, at the then current monthly salary rate as severance; provided, however, that this severance shall not be paid or owed unless a legally binding general release is signed and delivered to the Company of all claims against the Company, its officers, directors, representatives, employees, stockholders and any other persons or entities that may be claimed to be liable as a result of or arising from the employment relationship or otherwise.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason, Mr. Powell is prohibited from engaging in any business that develops fixed ratio combination chemotherapies or nanoparticle technologies and that is competitive with the business carried on by the Company, and he is subject to a non-disparagement clause. He is also subject to certain covenants related to confidential information, trade secrets, return of property and invention assignment.

Head of Finance and Corporate Development

Celator entered into an employment agreement with David Wood on April 21, 2003. Mr. Wood was employed as the Company’s Head of Finance and Corporate Development. In December 2012, the Company notified Mr. Wood that his employment would terminate effective March 31, 2013. The Company is paying Mr. Wood all salary and vacation pay owing through the termination date and a severance payment equal to nine months’ base salary as of the termination date, totaling approximately $184,000, payable in equal bi-weekly installments over a nine-month period commencing the day after the termination date. In consideration for the severance payment, Mr. Wood has agreed to release the Company and its affiliates from all claims and demands arising out of his employment and cessation of his employment with the Company. Mr. Wood has also confirmed his continuing confidentiality obligations.

DIRECTOR COMPENSATION

The Company’s board of directors determined not to pay any meeting fees in 2012. The Company’s chairman of the board was paid a retainer of $4,167 per month ($50,000 per year). The following table sets forth a summary of the compensation the Company paid to its non-officer directors during 2012:

Name of Director	Fees Earned or paid in cash	Total
Joseph A. Mollica	$50,000	$50,000
Kenneth Galbraith	$—	$—
Richard S. Kollender	$—	$—
Nicole Vitullo	$—	$—
Alex Zisson	$—	$—

Cash compensation: For 2013, the Board has approved each non-employee director will receive compensation in the amount of $30,000 per year for service on the Company’s board of directors. The chairman of the board will receive additional compensation in the amount of $30,000 per year for services as chairman of the board. The audit committee chair will receive compensation in the amount of $15,000 per year, and each other member of the audit committee will receive compensation in the amount of

$7,500 per year. The compensation committee chair will receive compensation in the amount of $10,000 per year, and each other member of the compensation committee will receive compensation in the amount of $5,000 per year. The nominating and governance committee chair will receive compensation in the amount of $7,500 per year and each other member of the nominating and governance committee will receive compensation in the amount of $3,750 per year. This compensation is payable quarterly in arrears and pro-rated for any portion of the year.

Equity compensation: For 2013, each non-employee director was granted options to purchase 28,000 shares of the Company’s common stock at an exercise price of $3.116, effective June 3, 2013.

TRANSACTIONS WITH RELATED PERSONS

During the fiscal years ended December 31, 2012 and 2011, holders of more than 10% of the Company’s outstanding securities were parties to the following transactions with the Company:

In June 2011, the Company sold shares of its Series D convertible preferred stock to these investors in the following dollar amounts, which shares were converted into the Company’s common stock on August 28, 2012: Domain Partners group, $602,525, 115,595 shares of common stock; Quaker BioVentures group, $482,075, 92,467 shares of common stock; TL Ventures group, $446,600, 85,681 shares of common stock; Ventures West 7 group, $528,000, 101,298 shares of common stock; Working Opportunity Fund group, $409,200, 78,506 shares of common stock; BDC Capital, $281,600, 54,025 shares of common stock; and Thomas, McNerney & Partners group, $2,250,000, 431,666 shares of common stock.

In December 2011, February 1, 2012 and August 28, 2012, these holders purchased convertible promissory notes from the Company, which converted into common stock on August 28, 2012, as follows: Domain Partners group, $954,580, 169,703 shares of common stock; Quaker Bioventures group, $739,450, 131,456 shares of common stock; TL Ventures group, $273,920, 48,695 shares of common stock; Ventures West 7 group, $865,936, 153,943 shares of common stock; Working Opportunity Fund group, $615,090, 109,348 shares of common stock; BDC Capital, $431,850, 76,773 shares of common stock; and Thomas, McNerney & Partners group, $1,119,174, 198,963 shares of common stock.

In connection with the note issuances, these holders received warrants to purchase common stock for the number of shares exercisable at the per share exercise price, as follows: Domain Partners group, 45,785 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; Quaker Bioventures group, 35,467 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; TL Ventures group, 13,139 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; Ventures West 7 group, 41,534 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; Working Opportunity Fund group 29,503 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; BDC Capital, 20,713 warrants to purchase shares of common stock at an exercise price of $5.2123 per share; and Thomas, McNerney & Partners group, 53,680 warrants to purchase shares of common stock at an exercise price of $5.2123 per share. Each of these warrants has a term of seven years from their respective issuance dates in December 2011, February 2012 and August 2012.

On April 29, 2013, the Company entered into a securities purchase agreement and subscription agreements with certain accredited investors for the issuance and sale in the final round of a private placement of 10,430,034 shares of common stock, which the Company sold at a price of $3.116 per share for aggregate gross proceeds of $32,499,986. In connection with this final closing of the financing, 1,923,599 shares of common stock and 161,327 warrants to purchase shares of common stock at $5.21 and 1,056,898 warrants to purchase shares of common stock at $3.58 per share were issued to certain existing stockholders of the Company who participated in earlier closings of this financing: Domain Partners group, 156,749 shares and 30,801 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 85,777 warrants to purchase shares of common stock at an exercise price of $3.58 per share; Quaker Bioventures group, 109,429 shares and 23,859 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 66,445 warrants to purchase shares of common stock at an exercise price of $3.58 per share; TL Ventures group, 39,211 shares and 8,837 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 24,613 warrants to purchase shares of common stock at an exercise price of $3.58 per share; Ventures West 7 group, 156,831 shares and 27,940 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 77,811 warrants to purchase shares of common stock at an exercise price of $3.58 per share; Working Opportunity Fund group 90,984 shares and 19,846 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 55,270 warrants to purchase shares of common stock at an exercise price of $3.58 per share ; BDC Capital, 63,908 shares and 13,934 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 38,805 warrants to purchase shares of common stock at an exercise price of $3.58 per share ; and Thomas, McNerney & Partners group, 338,502 shares and 36,110 warrants to purchase shares of common stock at an exercise price of $5.2123 per share and 100,566 warrants to purchase shares of common stock at an exercise price of $3.58 per share.

STOCKHOLDER PROPOSALS FOR INCLUSION

IN THE COMPANY’S 2014 PROXY STATEMENT

The Company’s stockholders may submit proposals on matters appropriate for stockholder action at meetings of the Company’s stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in the Company’s proxy materials relating to the 2014 annual meeting of stockholders, which has been scheduled for June 12, 2014, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must be received by the Company no later than February 12, 2014. However, if the Company’s 2014 annual meeting of stockholders is not held within 30 days of June 12, 2014, then the deadline will be a reasonable time prior to the time the Company begins to print and mail the Company’s proxy materials. Such proposals should be submitted to the Company’s Corporate Secretary, Celator Pharmaceuticals, Inc., 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628.

The Company’s amended and restated by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in the Company’s proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received in writing by the Company’s Corporate Secretary, Celator Pharmaceuticals, Inc., 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628 not later than 90 days before or earlier than 120 days before the one year anniversary of the preceding year’s annual meeting of stockholders and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. The Company anticipates the Company will hold its 2014 annual meeting of stockholders on June 12, 2014. Therefore, to be presented at the Company’s 2014 annual meeting, such a proposal must be received by the Company no earlier than February 12, 2014 and no later than March 14, 2014. If the date of the 2014 annual meeting is changed to a date that is before May 13, 2014 or after August 11, 2014, the Company’s Corporate Secretary must receive such notice not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made by the Company. The Company also advises you to review the Company’s amended and restated by-laws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The chairman of the 2014 annual meeting of stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, if you do not also comply with the requirements of Regulation 14A under the Exchange Act, the Company’s management will have discretionary authority to vote all shares for which it has proxies in opposition to any such stockholder proposal or director nomination.

ADDITIONAL INFORMATION

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of the Company’s proxy statement and Annual Report on Form 10-K for the year ended December 31, 2012 may have been sent to multiple stockholders in your household. The Company will promptly deliver a separate copy of either document to you if you contact the Company at: Celator Pharmaceuticals, Inc., 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628, Attn: Fred M. Powell, Vice President, Chief Financial Officer and Corporate Secretary. You may also contact the Company at (609) 243-0123.

If you want to receive separate copies of the proxy statement and the Company’s annual report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact the Company at the above address or phone number.

Solicitation of Proxies

The Company will bear the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, the Company’s officers and employees may solicit proxies in person or by telephone. The Company may reimburse brokers or persons holding stock in their names, or in the names of their nominees, for their expenses in sending proxies and proxy material to beneficial owners.

Incorporation of Information by Reference

The Audit Committee Report contained in this proxy statement is not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by the Company under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference.

ANNUAL REPORT

A copy of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC, including copies of the exhibits to the annual report on Form 10-K if specifically requested, is available without charge upon written request of any stockholder. Please address all such requests to Celator Pharmaceuticals, Inc., 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628; Attention: Fred M. Powell, Vice President, Chief Financial Officer and Corporate Secretary; or by telephone at (609) 243-0123; or by e-mail to FPowell@celatorpharma.com.

OTHER MATTERS

Other Matters at the Annual Meeting

The board of directors does not know of any other matters that may come before the meeting. However, if any matters are properly presented to the meeting, it is the intention of the person named in the accompanying proxy card to vote, or otherwise act, in accordance with their judgment on such matters.

By Order of the Board of Directors,

Scott T. Jackson

Chief Executive Officer

August 29, 2013

ANNUAL MEETING OF STOCKHOLDERS OF

CELATOR PHARMACEUTICALS, INC.

October 2, 2013

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at http://ir.celatorpharma.com/annuals.cfm

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i  Please detach along perforated line and mail in the envelope provided.  i

¢ 20630000000000000000 6	l00213

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR ELECTION AS DIRECTORS LISTED IN PROPOSAL 1

AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

					FOR	AGAINST	ABSTAIN
1. The election as director of the nominees listed below (except as marked to the contrary below).			2.	The ratification of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.	☐	☐	☐
NOMINEES:
☐ FOR ALL NOMINEES	O Scott T. Jackson O Joseph A. Mollica		3.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournment or postponement thereof.
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	O Michael R. Dougherty O Richard S. Kollender

The undersigned acknowledges receipt from the Company before the execution of this proxy of the Notice of Annual Meeting of Stockholders, a Proxy Statement for the 2013 Annual Meeting of Stockholders and the 2012 Annual Report to Stockholders.

O Scott Morenstein
☐ FOR ALL EXCEPT (See instructions below)	O Nicole Vitullo

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
¢			¢

ANNUAL MEETING OF STOCKHOLDERS OF

CELATOR PHARMACEUTICALS, INC.

October 2, 2013

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at http://ir.celatorpharma.com/annuals.cfm

i    Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.    i

¢ 20630000000000000000 6	100213

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR ELECTION AS DIRECTORS LISTED IN PROPOSAL 1

AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

					FOR	AGAINST	ABSTAIN
1. The election as director of the nominees listed below (except as marked to the contrary below).			2.	The ratification of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.	☐	☐	☐
NOMINEES:
☐ FOR ALL NOMINEES	O Scott T. Jackson O Joseph A. Mollica		3.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournment or postponement thereof.
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	O Michael R. Dougherty O Richard S. Kollender

The undersigned acknowledges receipt from the Company before the execution of this proxy of the Notice of Annual Meeting of Stockholders, a Proxy Statement for the 2013 Annual Meeting of Stockholders and the 2012 Annual Report to Stockholders.

O Scott Morenstein
☐ FOR ALL EXCEPT (See instructions below)	O Nicole Vitullo

INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
¢			¢

☐	¢

CELATOR PHARMACEUTICALS, INC.

200 PrincetonSouth Corporate Center

Ewing, New Jersey 08628

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Scott T. Jackson and Joseph A. Mollica as proxies, each with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Celator Pharmaceuticals, Inc. held of record by the undersigned on August 12, 2013, at the Annual Meeting of Stockholders to be held at the address of the Company’s headquarters located at 200 PrincetonSouth Corporate Center, Ewing, New Jersey, 08628, on October 2, 2013, or any adjournment or postponement thereof.

(Continued and to be signed on the reverse side)

¢	14475 ¢